UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                    MOLECULAR INSIGHT PHARMACEUTICALS, INC.
              ---------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
                      ----------------------------------
                        (Title of Class of Securities)


                                   60852M104
                              -------------------
                                (CUSIP Number)


                               December 31, 2007
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                              [   ] Rule 13d-1(b)

                              [ X ] Rule 13d-1(c)

                              [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 60852M104                                        Page 2 of 10 Pages

...............................................................................
1.    Names of Reporting Persons.

      Standard Pacific Capital Holdings, LLLP

      I.R.S. Identification Nos. of above persons (entities only).

      66-0668213
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [  ]

      (b)  [ x ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      St. Thomas, United States Virgin Islands
............................... ...............................................
Number of         5.    Sole Voting Power                  -0-
Shares          ..............................................................
Beneficially      6.    Shared Voting Power                1,755,729
Owned by Each   ..............................................................
Reporting         7.    Sole Dispositive Power             -0-
Person With     ..............................................................
                  8.    Shared Dispositive Power           1,755,729
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,755,729
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.06% based on 24,862,812 shares outstanding as of November 1, 2007.
...............................................................................
      Type of Reporting Person:

      IA, OO

                                 SCHEDULE 13G

CUSIP No.: 60852M104                                        Page 3 of 10 Pages

...............................................................................
1.    Names of Reporting Persons.

      Beaver Creek Fund, Ltd.

      I.R.S. Identification Nos. of above persons (entities only).

      13-26559998
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [  ]

      (b)  [ x ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Cayman Islands
............................... ...............................................
Number of         5.    Sole Voting Power                  -0-
Shares          ..............................................................
Beneficially      6.    Shared Voting Power                1,755,729
Owned by Each   ..............................................................
Reporting         7.    Sole Dispositive Power             -0-
Person With     ..............................................................
                  8.    Shared Dispositive Power           1,755,729
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,755,729
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.06% based on 24,862,812 shares outstanding as of November 1, 2007.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.: 60852M104                                        Page 4 of 10 Pages

...............................................................................
1.    Names of Reporting Persons.

      Andrew R. Midler

      I.R.S. Identification Nos. of above persons (entities only).

...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a)  [  ]

      (b)  [ x ]
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      United States of America
............................... ...............................................
Number of         5.    Sole Voting Power                  -0-
Shares          ..............................................................
Beneficially      6.    Shared Voting Power                1,755,729
Owned by Each   ..............................................................
Reporting         7.    Sole Dispositive Power             -0-
Person With     ..............................................................
                  8.    Shared Dispositive Power           1,755,729
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,755,729
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [  ]
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      7.06% based on 24,862,812 shares outstanding as of November 1, 2007.
...............................................................................
12.   Type of Reporting Person:

      IN

                                                            Page 5 of 10 Pages

Item 1(a).  Name of Issuer:

            Molecular Insight Pharmaceuticals, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            160 Second Street, Cambridge, MA 02142

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            (i) Standard Pacific Capital Holdings, LLLP ("SPCH")

            (ii) Beaver Creek Fund, Ltd. ("Beaver Creek")

            (iii) Andrew R. Midler ("Mr. Midler")

            This Statement relates to Shares (as defined herein) held for the account of Beaver Creek. Mr. Midler serves as the General Partner of SPCH. SPCH is the Investment Manager for Beaver Creek.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of the Reporting Persons is 6501 Red Hook Plaza, Ste 201, St. Thomas, USVI 00802.

Item 2(c).  Citizenship:

            (i) SPCH is a United States Virgin Islands limited liability limited partnership;

            (ii)  Beaver Creek is a Cayman Islands limited company; and

            (iii) Mr. Midler is a citizen of United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            60852M104

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

                                                            Page 6 of 10 Pages

Item 4(a)   Amount Beneficially Owned:

            As of December 31, 2007, each of SPCH, Beaver Creek and Mr. Midler may be deemed to be the beneficial owner of 1,755,729 Shares.

Item 4(b)   Percent of Class:

            The number of Shares which each of SPCH, Beaver Creek and Mr. Midler may be deemed to be the beneficial owner constitutes approximately 7.06% of the total number of Shares outstanding (based upon information provided by the Issuer its most recently filed quarterly report on Form 10-Q, there were 24,862,812 shares outstanding as of November 1, 2007).

Item 4(c)   Number of Shares of which such person has:

SPCH:
-----

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        1,755,729

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           1,755,729

Beaver Creek:
-------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        1,755,729

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           1,755,729

Mr. Midler:
-----------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        1,755,729

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           1,755,729


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                                            Page 7 of 10 Pages

            This Item 7 is not applicable

Item 8.     Identification and Classification of Members of the Group:

            See disclosure in Item 2 hereof.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 10 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008           STANDARD PACIFIC CAPITAL HOLDINGS, L.L.L.P.


                                  By:      /s/ Andrew Midler
                                           -----------------------
                                  Name:    Andrew Midler
                                  Title:   General Partner


Date: February 14, 2008           BEAVER CREEK, LTD.


                                  By:      /s/ Andrew Midler
                                           -----------------------
                                  Name:    Andrew Midler
                                  Title:   General Partner


Date: February 14, 2008           ANDREW MIDLER

                                  By:      /s/ Andrew Midler
                                           -----------------------

                                                            Page 9 of 10 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A     Joint Filing Agreement, dated February 14, 2008 by and
      among Standard Pacific Capital Holdings, LLLP, Beaver
      Creek, Ltd. and Andrew Midler  ...........................            10

                                                           Page 10 of 10 Pages



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Molecular Insight Pharmaceuticals, Inc. dated as of February 14, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2008           STANDARD PACIFIC CAPITAL HOLDINGS, L.L.L.P.


                                  By:      /s/ Andrew Midler
                                           -----------------------
                                  Name:    Andrew Midler
                                  Title:   General Partner


Date: February 14, 2008           BEAVER CREEK, LTD.


                                  By:      /s/ Andrew Midler
                                           -----------------------
                                  Name:    Andrew Midler
                                  Title:   General Partner


Date: February 14, 2008           ANDREW MIDLER

                                  By:      /s/ Andrew Midler
                                           -----------------------